UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                           MAGNA ENTERTAINMENT CORP.
                                (Name of Issuer)

                        CLASS A SUBORDINATE VOTING STOCK
                         (Title of Class of Securities)

                                  559211 10 7
                                 (CUSIP Number)

                                  John Gunning
                            Magna International Inc.
                                337 Magna Drive
                            Aurora, Ontario L4G 7K1
                                 (905) 726-7278
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                with a copy to:
                             Kenneth G. Alberstadt
                            111 Broadway, 18th Floor
                            New York, New York 10006
                                 (212) 404-7566

                                 August 29 2003
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 559211 10 7                  13D                    Page 2 of 13 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     FRANK STRONACH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Austria
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    64,494,070
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,682,515
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           64,494,070
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,682,515
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,176,585
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 559211 10 7                  13D                    Page 3 of 13 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     STRONACH TRUST
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    62,846,732
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           62,846,732
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,846,732
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 559211 10 7                  13D                    Page 4 of 13 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     445327 ONTARIO LIMITED
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario, Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    62,846,732
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           62,846,732
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     62,846,732
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     58.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 559211 10 7                  13D                    Page 5 of 13 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     BERGENIE ANSTALT
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liechtenstein
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    64,494,070
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        3,682,515
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           64,494,070
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    3,682,515
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     68,176,585
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     63.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION

This Amendment No. 1 amends the Statement on Schedule 13D (the "Original Filing") previously filed by Frank Stronach and Bergenie Anstalt with respect to shares of the Class A Subordinate Voting Stock, par value $.01 per share ("MECA Shares"), of Magna Entertainment Corp. (the "Company"). This Amendment No. 1 is being filed in order to (i) disclose a change to the structure of the beneficial ownership of MECA Shares by the reporting persons as a consequence of the reorganization of Magna International Inc. ("Magna") described below and (ii) commence beneficial ownership reporting of MECA Shares by the Stronach Trust and 445327 Ontario Limited together with Mr. Stronach. The inclusion of the Stronach Trust and 445327 Ontario Limited in this Amendment No. 1 does not reflect any change in the intentions of such entities with respect to changing or influencing control of the Company or their participation in any transaction having that purpose or effect. There has been no change in the number of MECA Shares beneficially owned by the reporting persons since the Original Filing.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the MECA Shares. The principal executive offices of the Company are located at 337 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

ITEM 2. IDENTITY AND BACKGROUND.

(a)         This Schedule 13D/A is being filed by each of the following persons:

and

(f)         (i)   Frank Stronach, a citizen of Austria;

            (ii) the Stronach Trust, a trust formed under the laws of Ontario, Canada;

            (iii) 445327 Ontario Limited ("445327"), an Ontario, Canada
                  corporation; and

            (iv)  Bergenie Anstalt, a Liechtenstein anstalt ("Bergenie").

(b) The principal business address of Frank Stronach is Badener Strasse 12, Oberwaltersdorf, Austria 2522. The principal business address of each of the Stronach Trust and 445327 is 14875 Bayview Avenue, R.R.#2, Aurora, Ontario, Canada, L4G 3C8. The principal address of Bergenie is Praesidial Anstalt, Postfach 583, Aeulestrasse 38, FL-9490 Vaduz, Liechtenstein.

(c) Frank Stronach is a partner of Stronach & Co, an entity that provides consulting services to certain subsidiaries of Magna. In addition, Mr. Stronach is the Chairman of the Board of the Company, the Chairman of the Board of MI Developments Inc. ("MID") and the Chairman of the Board of Directors of Magna. The Company operates thoroughbred and standardbred racetracks; supplies, via simulcasting, live racing content to the inter-track, off-track and account wagering markets; and owns and operates a television network focused exclusively on horse racing. MID is a real estate operating company engaged in the ownership, development, management, leasing, expansion and acquisition of income-producing industrial and commercial properties. MID is the successor to Magna's real estate division and operated as an autonomous business unit within Magna prior to the reorganization of Magna described below. Magna designs, develops and manufactures automotive systems, assemblies, modules and components and engineers and assembles complete vehicles.

            The Stronach Trust is a family trust which owns all the outstanding shares of 445327. 445327 is a corporation which holds controlling interests in MID and Magna.

            Bergenie is an estate planning vehicle for the Stronach family. Bergenie owns all the outstanding shares of Fair Enterprise Limited ("Fair Enterprise"), which acquires, holds and votes securities of the Company.

            Set forth on Schedule A to this Schedule 13D is the name, business address and present principal occupation or employment for each director and executive officer of 445327 pursuant to Item 2(a), (b) and (c), which schedule is incorporated herein by reference.

            Set forth on Schedule B to this statement is the name, business address and present principal occupation or employment for each director and executive officer of Bergenie pursuant to Item 2(a),
            (b) and (c), which schedule is incorporated herein by reference.

(d)-(e) During the last five years, neither Frank Stronach, the Stronach Trust, 445327 (or, to 445327's knowledge, any person named on Schedule A) nor Bergenie (or, to Bergenie's knowledge, any person named on Schedule B) has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

1,000,000 MECA Shares (the "Option Shares") are subject to a currently outstanding and immediately exercisable option (the "Option") held by Frank Stronach that was issued to him by the Company in partial consideration for his services as Chairman. The Option was issued to Mr. Stronach on July 14, 2000.

3,682,515 MECA Shares (the "Purchased Shares") were purchased in the open market during the period March 14, 2000 through March 27, 2003 by Fair Enterprise. The aggregate purchase price of $16,107,473 for the Purchased Shares was paid by Fair Enterprise with internally available funds.

On March 10, 2000, Magna effected a distribution (the "MEC Distribution") of approximately 20% of the equity of the Company, in the form of (i) MECA Shares and (ii) shares of MEC Holdings (Canada) Inc., a Canadian subsidiary of the Company, exchangeable for MECA Shares (the "Exchangeco Shares"), to the holders of Class A Subordinate Voting Shares ("Magna Class A Shares") and Class B Shares ("Magna Class B Shares") of Magna. The MEC Distribution and the subsequent issuance of MECA Shares in exchange for the Exchangeco Shares issued in the MEC Distribution (the "Share Exchanges") were made pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"). Approximately 665,686 MECA Shares that are the subject of this statement were either held by the parties holding them prior to the MEC Distribution or acquired by such parties pursuant to the MEC Distribution and the Share Exchanges.

On August 29, 2003, Magna effected a distribution (the "MID Distribution") to its shareholders of all of the Class A Subordinate Voting Shares ("MID Class A Shares") and Class B Shares ("MID Class B Shares") of MID, without registration under the Securities Act, in a transaction meeting the requirements of Staff Legal Bulletin No. 4 of the Securities and Exchange Commission. The Magna shareholders did not provide any additional consideration for the MID Class A Shares and MID Class B Shares received by them in the MID Distribution. Also on August 29, 2003, and prior to the MID Distribution, MID was formed pursuant to an amalgamation, under the provisions of the Business Corporations Act (Ontario), among four direct and indirect wholly owned subsidiaries of Magna. As a consequence of the amalgamation, MID became the beneficial owner, directly and indirectly through a wholly owned subsidiary of MID, of all of the MECA Shares and Class B Shares of the Company ("MECB Shares") previously held by direct and indirect wholly owned subsidiaries of Magna. MID beneficially owns 62,828,384 MECA Shares (including 58,466,056 MECA Shares issuable upon conversion of MECB Shares held by MID). All such shares had been either held by Magna and its affiliates prior to the MEC Distribution or acquired by Magna and its affiliates pursuant to the MEC Distribution and the Share Exchanges.

ITEM 4. PURPOSE OF TRANSACTION.

In soliciting shareholder approval of the MID Distribution, Magna indicated that the MID Distribution was being effected in order to enhance shareholder value by
(i) unlocking the value of the real estate business operated by MID (which was believed not to have been fully reflected in Magna's share price), (ii) separate the lower-return assets of MID and the Company (a controlling interest in which is held by MID) from Magna's core automotive holdings in order to increase Magna's return on assets and return on shareholder equity and (iii) simplify the valuation of Magna. The Board of Magna reached the decision to effect the MID Distribution based on the unanimous recommendation of a Special Committee of independent directors.

In announcing the decision of its Board to effect the MEC Distribution, Magna indicated that its Board had determined that it was in the best interests of Magna and its shareholders to establish MEC as a separate public company in order to clearly separate the automotive operations of Magna from its non-automotive operations, under the direction of separate management teams. The Board of Magna reached this decision based on the unanimous recommendation of the Special Non-Automotive Review Committee of the Board.

The Purchased Shares were purchased for investment. Neither the acquisition of the Purchased Shares, the MEC Distribution nor the MID Distribution materially affected the ability of any of the reporting persons to effect any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (other than subparagraph (a) with respect to the Purchased Shares).

Frank Stronach (in his capacity as Chairman of the Board of the Company or otherwise), the Stronach Trust, 445327 and/or Bergenie may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of the MECA Shares. The reporting persons may from time to time acquire or dispose of additional MECA Shares in the open market, in privately negotiated transactions or otherwise.

Except as indicated in this statement, the reporting persons currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Frank Stronach is the beneficial owner of 1,000,000 MECA Shares constituting the Option Shares.

            Frank Stronach acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are members of Mr. Stronach's family. The Stronach Trust owns all of the outstanding shares of 445327, of which Mr. Stronach is the sole director. 445327 holds (i) 363,414 MID Class B Shares, such shares representing approximately 56.5% of the total votes carried by the MID Class A Shares and MID Class B Shares, and (ii) 726,829 Magna Class B Shares, such shares representing approximately 56.5% of the total votes carried by the Magna Class A Shares and Magna Class B Shares. MID beneficially owns 62,828,384 MECA Shares (including 58,466,056 MECA Shares issuable upon conversion of MECB Shares held by MID). 865714 Ontario Inc. ("865714") holds 18,348 MECA Shares acquired pursuant to the MEC Distribution and the Share Exchanges, with respect to which MECA Shares Magna exercises dispositive power pursuant to a unanimous shareholder agreement. Mr. Stronach disclaims beneficial ownership of all MECA Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327, MID, Magna or 865714.

            Frank Stronach and Belinda Stronach, who is the President and Chief Executive Officer of Magna and an immediate family member of Mr. Stronach, act as two of the three trustees of the

            Employees Deferred Profit Sharing Plan (US) (the "US DPSP") of Magna, which holds 206,428 MECA Shares. Mr. Stronach disclaims beneficial ownership of the MECA Shares held by the US DPSP.

            The Canada Trust Company is the trustee of the Magna Deferred Profit Sharing Plan (Canada) (the "Canadian DPSP"), which holds 440,910 MECA Shares. The Canada Trust Company has the power to vote the MECA Shares held by the Canadian DPSP. However, as Chairman of Magna, Mr. Stronach has the right to direct The Canada Trust Company with respect to the voting and disposition of the MECA Shares held by the Canadian DPSP. Mr. Stronach disclaims beneficial ownership of the MECA Shares held by the Canadian DPSP.

            Frank Stronach and Bergenie may be deemed to constitute a group with respect to the acquisition, holding, voting and disposition of the 3,682,515 MECA Shares beneficially owned by Fair Enterprise. As a consequence, Mr. Stronach may be deemed to be the beneficial owner of the MECA Shares beneficially owned by Fair Enterprise and Bergenie may be deemed to be the beneficial owner of all MECA Shares that are or may be deemed to be beneficially owned by Mr. Stronach. Each of Mr. Stronach and Bergenie disclaims beneficial ownership of all MECA Shares the beneficial ownership of which is attributed to him or it on the basis of the existence of such a group.

            Assuming the beneficial ownership of all MECA Shares as to which beneficial ownership is disclaimed herein, (i) each of Frank Stronach and Bergenie is the beneficial owner of 68,176,585 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID and upon exercise of the Option), representing 63.0% of the MECA Shares (determined in accordance with Rule 13d-3), and (ii) each of the Stronach Trust and 445327 is the beneficial owner of 62,846,732 MECA Shares (including the MECA Shares issuable upon conversion of the MECB Shares beneficially owned by MID), representing 58.7% of the MECA Shares (determined in accordance with Rule 13d-3).

(b) Frank Stronach and Bergenie may be deemed to share voting and dispositive power with respect to the MECA Shares beneficially owned by Fair Enterprise. Frank Stronach, the Stronach Trust and 445327 may be deemed to have sole voting and dispositive power with respect to all other MECA Shares that are or may be deemed to be beneficially owned by such reporting persons.

(c) During the sixty days preceding the filing of this statement, none of the reporting persons acquired any securities of the Company.

(d)-(e)     Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

MECA Shares beneficially owned by Bergenie have in the past been acquired and/or voted at the direction of Frank Stronach. Frank Stronach and Bergenie are not parties to any written agreement relating to the direction of such matters by Mr. Stronach.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A   Copy of an agreement among the reporting persons to file this
            Schedule 13D/A on behalf of each of them.

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 2003


                                       /s/ Frank Stronach
                                       ------------------------------------
                                       Frank Stronach


                                       STRONACH TRUST

                                    By /s/ Frank Stronach
                                       ------------------------------------
                                       Name:  Frank Stronach
                                       Title: Trustee


                                    445327 ONTARIO LIMITED

                                    By /s/ Frank Stronach
                                       ------------------------------------
                                       Name:  Frank Stronach
                                       Title: President


                                       BERGENIE ANSTALT

                                    By /s/ Dr. Christof Ebersberg
                                       ------------------------------------
                                       Name:  Dr. Christof Ebersberg
                                       Title: Director

                                    By /s/ Juerg Keller
                                       ------------------------------------
                                       Name:  Mr. Juerg Keller
                                       Title: Director

                                                                       EXHIBIT A

                                    AGREEMENT

                         JOINT FILING OF SCHEDULE 13D/A

            The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D/A and any future amendments to the Original Filing (as defined therein) reporting each of the undersigned's ownership of securities of Magna Entertainment Corp. and hereby affirm that such
Schedule 13D/A is being filed on behalf of each of the undersigned.

Dated: September 5, 2003


                                       /s/ Frank Stronach
                                       ------------------------------------
                                       Frank Stronach


                                    STRONACH TRUST

                                    By /s/ Frank Stronach
                                       ------------------------------------
                                       Name:  Frank Stronach
                                       Title: Trustee


                                    445327 ONTARIO LIMITED


                                    By /s/ Frank Stronach
                                       ------------------------------------
                                       Name:  Frank Stronach
                                       Title: President


                                       BERGENIE ANSTALT

                                    By /s/ Dr. Christof Ebersberg
                                       ------------------------------------
                                       Name:  Dr. Christof Ebersberg
                                       Title: Director

                                                                      SCHEDULE A

                             445327 ONTARIO LIMITED

Name and Business
Address                              Present Principal Occupation                        Citizenship
-------                              ----------------------------                        -----------
Frank Stronach                       Partner, Stronach & Co. (Consultant)                Austria
Badener Strasse 12
Oberwaltersdorf, Austria 2522

Belinda Stronach                     President and Chief Executive Officer of            Canada
337 Magna Drive                      Magna
Aurora, Ontario, Canada
L4G 7K1

Andrew Stronach                      President, Futuristic Entertainment Inc.;           Canada
14875 Bayview Avenue RR#2            Consultant to Magna
Aurora, Ontario, Canada
L4G 3C8

Elfriede Stronach                    Secretary and Treasurer of The Alpen House          Canada
14875 Bayview Avenue RR#2            Limited
Aurora, Ontario, Canada
L4G 3C8

                                   SCHEDULE B

                                BERGENIE ANSTALT

Name and Business
Address                              Present Principal Occupation                 Citizenship
-------                              ----------------------------                 -----------
Praesidial Management Anstalt        Professional Manager                         N/A
Postfach 583
Aeulestrasse 38
FL-9490 Vaduz
Liechtenstein

Dr. Christof Ebersberg               Director, Praesidial Management Anstalt      Austria
Schlattstrasse 441
Ruggell
Liechtenstein

Juerg Keller                         Director, Praesidial Management Anstalt      Switzerland
Alvierweg 19
9490 Vaduz
Liechtenstein